Exhibit 3.2

AMENDMENT TO THE

THIRD AMENDED AND RESTATED BYLAWS

OF

AMC ENTERTAINMENT HOLDINGS, INC.

Article III Section 2 of the Third Amended and Restated Bylaws of the AMC Entertainment Holdings, Inc. is hereby amended and restated in its entirety, effective as of July 29, 2020, to read as set forth below:

“Section 2. Number, Election and Term of Office. Subject to the rights of the holders of any class or series of Preferred Stock to elect directors, at each annual meeting of stockholders of the Corporation commencing  with the annual meeting of stockholders to be held in 2020, all directors shall be elected for a one-year term, expiring at the next succeeding annual meeting of stockholders, by such stockholders having the right to vote on such election.  The term of each director serving as of the date of the 2020 annual meeting of stockholders shall expire at such annual meeting of stockholders, notwithstanding that such director may have been elected for a term that extended beyond the date of such annual meeting.  Each director shall serve until the director’s term expires in accordance with the foregoing provisions or until the director’s prior death, resignation, disqualification or removal from office; provided that each director shall serve notwithstanding the expiration of the director’s term until the director’s successor shall be duly elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.  The numbers of directors shall be determined in the manner provided in the Certificate of Incorporation.  At each meeting of stockholders for the election of directors, provided a quorum is present, the directors shall be elected by a plurality of the votes validly cast in such election.”